UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 22, 2020

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 22, 2020, announcing STMicroelectronics’ 2020 Third Quarter Financial Results:

PR No: C2972C

STMicroelectronics Reports 2020 Third Quarter Financial Results

•	Q3 net revenues $2.67 billion; gross margin 36.0%; operating margin 12.3%; net income $242 million
•	YTD net revenues $6.98 billion; gross margin 36.3%; operating margin 9.5%; net income $525 million
•	Business outlook at mid-point: Q4 net revenues $2.99 billion and gross margin of 38.5%

Geneva, October 22, 2020 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the third quarter ended September 26, 2020. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported third quarter net revenues of $2.67 billion, gross margin of 36.0%, operating margin of 12.3%, and net income of $242 million or $0.26 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“As we announced on October 1, 2020, our Q320 net revenues increased 27.8% sequentially, coming in 690 basis points above the high end of our outlook range. This revenue performance was due to significantly better than expected market conditions throughout the quarter. Demand for Automotive products, our engaged customer programs in Personal Electronics, as well as Microcontrollers, were the main factors that contributed to this result. Third quarter gross margin came in at the mid-point of our range, and includes about 140 basis points of unsaturation charges.
•	“Looking at the fourth quarter, we expect sequential revenue growth of about 12.0% at the mid-point. All product groups are expected to grow, except the RF Communications sub-group. Our gross margin is expected to be about 38.5%, including about 70 basis points of unsaturation charges.
•	“For the full year 2020, we now expect net revenues at the mid-point to be about $9.97 billion, translating into 4.3% year-over-year growth, with a double-digit operating margin performance.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q3 2020	Q2 2020	Q3 2019	Q/Q	Y/Y
Net Revenues	$2,666	$2,087	$2,553	27.8%	4.4%
Gross Profit	$959	$730	$967	31.5%	-0.8%
Gross Margin	36.0%	35.0%	37.9%	100 bps	-190 bps
Operating Income	$329	$106	$336	208.8%	-2.0%
Operating Margin	12.3%	5.1%	13.1%	720 bps	-80 bps
Net Income	$242	$90	$302	169.1%	-19.6%
Diluted Earnings Per Share	$0.26	$0.10	$0.34	160.0%	-23.5%

1

Third Quarter 2020 Summary Review

Net Revenues By Product Group (US$ m)	Q3 2020	Q2 2020	Q3 2019	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	851	727	894	17.1%	-4.9%
Analog, MEMS and Sensors Group (AMS)	997	624	968	59.8%	3.0%
Microcontrollers and Digital ICs Group (MDG)	815	733	688	11.2%	18.6%
Others	3	3	3	-	-
Total Net Revenues	2,666	2,087	2,553	27.8%	4.4%

Net revenues totaled $2.67 billion, representing a year-over-year increase of 4.4%. On a year-over-year basis, the Company recorded higher sales in Microcontrollers, RF Communications, MEMS and Analog, partially offset by lower sales in Automotive, Imaging and Power Discrete. Year-over-year sales to OEMs increased 7.5%, offset in part by a decrease of 3.4% to Distribution. On a sequential basis, net revenues increased 27.8%, 690 basis points above the high-end of the Company’s guidance. All product groups reported double-digit increases in revenues on a sequential basis.

Gross profit totaled $959 million, representing a year-over-year decrease of 0.8%. Gross margin of 36.0% decreased 190 basis points year-over-year, mainly due to price pressure and unsaturation charges. Third quarter gross margin was aligned with the mid-point of the Company’s guidance.

Operating income decreased 2.0% to $329 million, compared to $336 million in the year-ago quarter. The Company’s operating margin decreased 80 basis points on a year-over-year basis to 12.3% of net revenues, compared to 13.1% in the 2019 third quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue decreased in both Automotive and in Power Discrete.
•	Operating profit decreased by 35.7% to $49 million. Operating margin was 5.8% compared to 8.5%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in MEMS and Analog and decreased in Imaging.
•	Operating profit decreased by 11.8% to $175 million. Operating margin was 17.5% compared to 20.5%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in both Microcontrollers and in RF Communications (former “Digital” sub-group).
•	Operating profit increased by 32.0% to $142 million. Operating margin was 17.4% compared to 15.7%.

Unused capacity charges are included under the group “Others”.

Net income and diluted earnings per share decreased to $242 million and $0.26, respectively, compared to $302 million and $0.34, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q3 2020	Q2 2020	Q3 2019	Q3 2020	Q3 2019	TTM Change
Net cash from operating activities	385	387	429	1,946	1,749	11.3%
Free cash flow (non-U.S. GAAP)	(25)	28	170	577	399	44.6%

Capital expenditure payments, net of proceeds from sales, were $319 million in the third quarter and $897 million for the year-to-date period. In the year-ago quarter, capital expenditures, net, were $244 million.

Inventory at the end of the third quarter was $1.93 billion, up from $1.79 billion in the prior year quarter. Day sales of inventory at quarter-end was 103 days compared to 100 days in the prior year quarter.

2

After the cash outflow of $76 million for acquisitions to further strengthen the Company’s wireless connectivity capabilities, and $33 million of accreted interest paid to settle the 2022 Tranche A of the convertible bond issued in 2017, free cash flow (non-U.S. GAAP) was negative $25 million in the third quarter, compared to positive $170 million in the year-ago quarter.

In the third quarter, the Company paid cash dividends totaling $38 million.

ST’s net financial position (non-U.S. GAAP) was $662 million at September 26, 2020 compared to $570 million at June 27, 2020 and reflected total liquidity of $3.53 billion and total financial debt of $2.87 billion.

During the quarter, ST exercised the call option for the early redemption of its 2022 Tranche A of the convertible bond issued in 2017. As a consequence, bondholders exercised their conversion rights on the total of $750 million of the Tranche A bond. ST net settled the bond, mostly in the third quarter with the remaining small portion at the beginning of Q4, by delivering $750 million in cash and about 11 million shares from treasury shares. Simultaneously with the exercise of the call option, ST issued a new $1.5 billion dual-tranche senior unsecured convertible bond (Tranche A and Tranche B for $750 million each) due 2025 and 2027.

Business Outlook

The Company’s guidance, at the mid-point, for the 2020 fourth quarter is:

•	Net revenues are expected to be $2.99 billion, an increase of 12.0% sequentially, plus or minus 350 basis points;
•	Gross margin of about 38.5%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2020 fourth quarter and includes the impact of existing hedging contracts.
•	The fourth quarter will close on December 31, 2020.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its third quarter 2020 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until November 6, 2020.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

3

•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	the Brexit vote and the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The U.K. withdrawal from the EU took place on January 31, 2020 and the UK majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on February 26, 2020. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

4

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with our 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Nelly Dimey

Media Communications Director
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	September 26,	September 28,
	2020	2019
	(Unaudited)	(Unaudited)

Net sales	2,663	2,547
Other revenues	3	6
NET REVENUES	2,666	2,553
Cost of sales	(1,707)	(1,586)
GROSS PROFIT	959	967
Selling, general and administrative	(273)	(267)
Research and development	(379)	(362)
Other income and expenses, net	24	(2)
Impairment, restructuring charges and other related closure costs	(2)	-
Total operating expenses	(630)	(631)
OPERATING INCOME	329	336
Interest expense, net	(9)	(1)
Other components of pension benefit costs	(2)	(5)
Income (loss) on equity-method investments	1	-
Loss on financial instruments, net	(26)	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	293	330
Income tax expense	(50)	(28)
NET INCOME	243	302
Net income attributable to noncontrolling interest	(1)	-
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	242	302

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.27	0.34
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.26	0.34

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	921.5	900.1

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Nine months ended
	September 26,	September 28,
	2020	2019
	(Unaudited)	(Unaudited)

Net sales	6,975	6,779
Other revenues	9	23
NET REVENUES	6,984	6,802
Cost of sales	(4,449)	(4,187)
GROSS PROFIT	2,535	2,615
Selling, general and administrative	(802)	(808)
Research and development	(1,126)	(1,111)
Other income and expenses, net	71	49
Impairment, restructuring charges and other related closure costs	(12)	(2)
Total operating expenses	(1,869)	(1,872)
OPERATING INCOME	666	743
Interest income (expense), net	(12)	2
Other components of pension benefit costs	(8)	(12)
Income (loss) on equity-method investments	1	1
Loss on financial instruments, net	(26)	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	621	734
Income tax expense	(96)	(93)
NET INCOME	525	641
Net income attributable to noncontrolling interest	-	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	525	640

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.59	0.71
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.57	0.71

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	916.4	901.6

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 26,	June 27,	December 31,
In millions of U.S. dollars	2020	2020	2019
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,714	1,800	2,597
Restricted cash	-	-	10
Short-term deposits	679	687	4
Marketable securities	134	134	133
Trade accounts receivable, net	1,433	1,171	1,380
Inventories	1,931	1,963	1,691
Other current assets	504	448	442
Total current assets	7,395	6,203	6,257
Goodwill	321	197	162
Other intangible assets, net	422	312	299
Property, plant and equipment, net	4,312	4,194	4,007
Non-current deferred tax assets	726	710	695
Long-term investments	10	11	11
Other non-current assets	580	535	437
	6,371	5,959	5,611
Total assets	13,766	12,162	11,868

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	983	879	173
Trade accounts payable	1,091	1,079	950
Other payables and accrued liabilities	865	829	831
Dividends payable to stockholders	82	119	58
Accrued income tax	105	69	52
Total current liabilities	3,126	2,975	2,064
Long-term debt	1,882	1,172	1,899
Post-employment benefit obligations	464	447	445
Long-term deferred tax liabilities	80	38	19
Other long-term liabilities	470	339	330
	2,896	1,996	2,693
Total liabilities	6,022	4,971	4,757
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,239,420 shares issued, 903,184,398 shares outstanding)	1,157	1,157	1,157
Capital surplus	3,057	3,061	2,992
Retained earnings	3,019	2,797	2,747
Accumulated other comprehensive income	576	481	475
Treasury stock	(133)	(372)	(328)
Total parent company stockholders' equity	7,676	7,124	7,043
Noncontrolling interest	68	67	68
Total equity	7,744	7,191	7,111
Total liabilities and equity	13,766	12,162	11,868

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2020	Q2 2020	Q3 2019

Net Cash from operating activities	385	387	429
Net Cash used in investing activities	(400)	(509)	(59)
Net Cash from (used in) financing activities	928	(117)	(129)
Net Cash increase (decrease)	914	(238)	226

Selected Cash Flow Data (in US$ millions)	Q3 2020	Q2 2020	Q3 2019

Depreciation & amortization	234	223	216
Net payment for Capital expenditures	(319)	(312)	(244)
Dividends paid to stockholders	(38)	(37)	(54)
Change in inventories, net	60	(175)	77

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Net Revenues By Market Channel (%)
Total OEM	74%	66%	75%	72%	72%
Distribution	26%	34%	25%	28%	28%

€/$ Effective Rate	1.13	1.10	1.11	1.12	1.14

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	851	727	753	924	894
- Operating Income	49	16	23	113	76
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	997	624	852	1,085	968
- Operating Income	175	56	177	281	198
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	815	733	623	742	688
- Operating Income	142	117	71	119	108
Others (a)
- Net Revenues	3	3	3	3	3
- Operating Income (Loss)	(37)	(83)	(40)	(53)	(46)
Total
- Net Revenues	2,666	2,087	2,231	2,754	2,553
- Operating Income	329	106	231	460	336
(a) Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Unused Capacity Charges	38	64	34	29	28
Impairment & Restructuring Charges	2	4	5	3	-

10

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, not a U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, restricted cash and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Sep 26 2020	Jun 27 2020	Mar 28 2020	Dec 31 2019	Sep 28 2019
Cash and cash equivalents	2,714	1,800	2,028	2,597	2,345
Restricted cash	-	-	10	10	60
Short term deposits	679	687	537	4	-
Marketable securities	134	134	135	133	133
Total liquidity	3,527	2,621	2,710	2,744	2,538
Short-term debt	(983)(2)	(879)(1)	(171)	(173)	(171)
Long-term debt(3)	(1,882)	(1,172)	(1,871)	(1,899)	(2,019)
Total financial debt	(2,865)	(2,051)	(2,042)	(2,072)	(2,190)
Net Financial Position	662	570	668	672	348
(1)	2022 Tranche A of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(2)	2024 Tranche B of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(3)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $1.2 billion equivalent, including a €500 million long-term line with the European Investment Bank, are currently undrawn.

11

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Net cash from operating activities	385	387	399	775	429
Net cash used in investing activities	(400)	(509)	(821)	(314)	(59)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits	(10)	150	535	-	(200)
Free Cash Flow	(25)	28	113	461	170

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 22, 2020	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services